UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3 to
SCHEDULE 13E-3
(RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
LIFE SCIENCES RESEARCH, INC.
(Name of the Issuer)
LIFE SCIENCES RESEARCH, INC.
LION HOLDINGS, INC.
LION MERGER CORP.
LAB HOLDINGS LLC
ANDREW H. BAKER
FOCUSED HEALTHCARE PARTNERS, L.L.C.
(Names of Persons Filing Statement)
VOTING COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
532169109
(CUSIP Number of Class of Securities)

Mark L. Bibi Secretary and General Counsel Life Sciences Research, Inc. PO Box 2360, Mettlers Road, East Millstone NJ 08875-2360 (732) 649-9961	Andrew H. Baker 401 Hackensack Avenue, Hackensack, NJ 07601 (732) 649-9961
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):
     a. ☑     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 under the Securities Exchange Act of 1934.
     b. ☐     The filing of a registration statement under the Securities Act of 1933.
     c. ☐     A tender offer.
     d. ☐     None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee **
$103,281,626.70	$5,763.12

*	The transaction valuation was determined based upon the sum of: (a) $8.50 per each of 11,022,979 shares of the voting common stock of Life Sciences Research, Inc. (excluding shares owned by Lion Holdings Inc., Lion Merger Corp. or any direct or indirect wholly owned subsidiary of Lion Holdings, Inc., which includes 2,326,116 shares to be directly or indirectly contributed to Lion Holdings, Inc. by Andrew H. Baker and Focused Healthcare Partners, L.L.C., an entity controlled by Mr. Baker); (b) $8.50 minus the weighted average exercise price of $2.12 per each of 797,540 shares of the voting common stock issuable pursuant to outstanding “in the money” stock options (excluding “in the money” options to be contributed by Mr. Baker to Lion Holdings, Inc.); and (c) $8.50 minus the weighted average exercise price of $1.58 per each of 650,000 shares of the voting common stock issuable pursuant to outstanding “in the money” warrants.

**	In accordance with Securities and Exchange Commission Fee Rate Advisory #5 for Fiscal Year 2009, the filing fee was determined by multiplying the transaction value of $103,281,626.70 by 0.00005580.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,763.12	Filing Party:	Life Sciences Research, Inc.
Form or Registration No.	Schedule 14A	Date Filed:	August 11, 2009

INTRODUCTION
     This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission by (1) Life Sciences Research, Inc., the issuer of the shares of voting common stock which are subject to the Rule 13e-3 transaction (the “Company”), (2) Lion Holdings, Inc., a newly formed Delaware corporation (“ Parent”), (3) Lion Merger Corp., a newly formed Maryland corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), (4) LAB Holdings LLC, a newly formed Delaware limited liability company, (5) Andrew H. Baker, the Chairman and Chief Executive Officer of the Company and (6) Focused Healthcare Partners, L.L.C., a New Jersey limited liability company (the persons and entities described in (1) — (6) above, collectively, the “Filing Persons”).
     This Transaction Statement relates to the Agreement and Plan of Merger dated as of July 8, 2009, among Parent, Merger Sub and the Company as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of October 20, 2009, among Parent, Merger Sub and the Company (as so amended, the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions contained therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation of the merger.
     Concurrently with the filing of this Transaction Statement, the Company is filing with the Securities and Exchange Commission a revised proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the Company’s stockholders at which the Company’s stockholders will consider and vote upon a proposal to approve the merger.
     The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and amendment. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Proxy Statement.
     The information contained in this Transaction Statement and the Proxy Statement concerning the Company was supplied by the Company and no other Filing Person takes responsibility for the accuracy of such information. The information contained in this Transaction Statement and the Proxy Statement concerning any other Filing Person was supplied by such Filing Person and no other Filing Person takes responsibility for the accuracy of such information.
     The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled by” any Filing Person or that any Filing Person is an “affiliate” of the Company within the meaning of Exchange Act Rule 13e-3.
Item 1. Summary Term Sheet.
     The information set forth under the caption “SUMMARY TERM SHEET” in the Proxy Statement is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. The information set forth under the caption “INFORMATION ABOUT THE COMPANY” in the Proxy Statement is incorporated herein by reference.
     (b) Securities. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:

     “SUMMARY TERM SHEET—The Merger — Who Are the Parties to the Merger?”
     “THE MERGER—Voting Rights; Quorum; Vote Required for Approval”
     (c) Trading Market and Price. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SUMMARY TERM SHEET—Voting and Proxy Procedures”
     “INFORMATION ABOUT THE COMPANY—Price Range of the Shares”
     (d) Dividends. The information set forth under the caption “INFORMATION ABOUT THE COMPANY—Dividend Policy” in the Proxy Statement is incorporated herein by reference.
     (e) Prior Public Offerings. The information set forth under the caption “INFORMATION ABOUT THE COMPANY—Prior Public Offerings” in the Proxy Statement is incorporated herein by reference.
     (f) Prior Stock Purchases. The information set forth under the caption “OTHER MATTERS—Prior Stock Purchases and Other Transactions” in the Proxy Statement is incorporated herein by reference.
Item 3. Identity and Background of the Filing Person.
     (a) Name and Address. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SUMMARY TERM SHEET—The Merger — Who Are the Parties to the Merger?”
     “INFORMATION ABOUT THE COMPANY”
     “INFORMATION ABOUT THE ACQUIRING PARTIES”
     (b) Business and Background of Entities. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SUMMARY TERM SHEET—The Merger — Who Are the Parties to the Merger?”
     “INFORMATION ABOUT THE ACQUIRING PARTIES”
     (c) Business and Background of Natural Persons. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “INFORMATION ABOUT THE COMPANY—Directors and Executive Officers of the Company”
     “INFORMATION ABOUT THE ACQUIRING PARTIES”
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SUMMARY TERM SHEET—The Merger”

     “SUMMARY TERM SHEET—Voting and Proxy Procedures”
     “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings”
     “SPECIAL FACTORS—Position of the Company as to the Purposes, Alternatives, Reasons and Effects of the Merger”
     “SPECIAL FACTORS—Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger”
     “THE MERGER—Proposal to be Considered at the Special Meeting”
     “THE MERGER—Voting Rights; Quorum; Vote Required for Approval”
     “THE MERGER—Structure of the Merger”
     “THE MERGER—Effective Time of the Merger”
     “THE MERGER—Payment of Merger Consideration”
     “THE MERGER—Interests of Certain Persons in the Merger; Potential Conflicts of Interest”
     “THE MERGER—Material U.S. Federal Income Tax Consequences”
     (c) Different Terms. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SUMMARY TERM SHEET—Questions about the Fairness of the Merger and Conflicts of Interest-Do the Company’s directors and executive officers have interests in the Merger that are different from, or in addition to, mine?”
     “THE MERGER—Interests of Certain Persons in the Merger; Potential Conflicts of Interest”
     (d) Appraisal Rights. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SUMMARY TERM SHEET—The Merger- Do I have any appraisal rights?”
     “THE MERGER—Appraisal Rights”
     “THE MERGER AGREEMENT—Appraisal Rights”
     (e) Provisions for Unaffiliated Security Holders. The information set forth under the caption “THE MERGER—Provisions for Unaffiliated Stockholders” in the Proxy Statement is incorporated herein by reference.
     (f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Transactions. The information set forth under the caption “OTHER MATTERS—Prior Stock Purchases and Other Transactions” in the Proxy Statement is incorporated herein by reference.
     (b) Significant Corporate Events. Appendix A to the Proxy Statement and the information set forth under the following captions in the Proxy Statement are incorporated herein by reference:
     “SUMMARY TERM SHEET—The Merger”
     “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings”
     “THE MERGER—Interests of Certain Persons in the Merger; Potential Conflicts of Interest”
     “THE MERGER AGREEMENT”
     (c) Negotiations or Contacts. The information set forth under the caption “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings” in the Proxy Statement is incorporated herein by reference.
     (e) Agreements Involving the Subject Company’s Securities. Appendix A to the Proxy Statement and the information set forth under the following captions in the Proxy Statement are incorporated herein by reference:
     “SUMMARY TERM SHEET—The Merger”
     “THE MERGER—Merger Financing”
     “THE MERGER—Interests of Certain Persons in the Merger; Potential Conflicts of Interest”
     “THE MERGER AGREEMENT”
Item 6. Purposes of the Transactions and Plans or Proposals.
     (b) Use of Securities Acquired. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SUMMARY TERM SHEET—The Merger”
     “THE MERGER—Proposal to be Considered at the Special Meeting”
     “THE MERGER—Structure of the Merger”
     “THE MERGER AGREEMENT—Conversion of Common Stock”
     (c)(1)-(8) Plans. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SUMMARY TERM SHEET—The Special Meeting”
     “SUMMARY TERM SHEET—The Merger”

     “SPECIAL FACTORS—Position of the Company as to the Purposes, Alternatives, Reasons and Effects of the Merger”
     “SPECIAL FACTORS—Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger”
     “SPECIAL FACTORS—Parent’s Plans for the Company”
     “THE MERGER—Proposal to be Considered at the Special Meeting”
     “THE MERGER—Merger Financing”
     “THE MERGER AGREEMENT—Charter, Bylaws and Directors and Officers of the Company and the Surviving Corporation”
Item 7. Purposes, Alternatives, Reasons and Effects.
     (a) Purposes. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SPECIAL FACTORS—Position of the Company as to the Purposes, Alternatives, Reasons and Effects of the Merger”
     “SPECIAL FACTORS—Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger”
     (b) Alternatives. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings”
     “SPECIAL FACTORS—Position of the Company as to the Purposes, Alternatives, Reasons and Effects of the Merger”
     “SPECIAL FACTORS—Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger”
     (c) Reasons. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SPECIAL FACTORS—Position of the Company as to the Purposes, Alternatives, Reasons and Effects of the Merger”
     “SPECIAL FACTORS—Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger”
     (d) Effects. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SPECIAL FACTORS—Position of the Company as to the Purposes, Alternatives, Reasons and Effects of the Merger”

     “SPECIAL FACTORS—Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger”
     “THE MERGER—Material U.S. Federal Income Tax Consequences”
Item 8. Fairness of the Transaction.
     (a) Fairness. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SUMMARY TERM SHEET—Questions About the Fairness of the Merger and Conflicts of Interest”
     “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings”
     “SPECIAL FACTORS—Position of the Special Committee as to the Fairness of the Merger”
     “SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee”
     “SPECIAL FACTORS—Position of the Acquiring Parties as to the Fairness of the Merger”
     (b) Factors Considered in Determining Fairness. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SUMMARY TERM SHEET—Questions About the Fairness of the Merger and Conflicts of Interest”
     “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings”
     “SPECIAL FACTORS—Position of the Special Committee as to the Fairness of the Merger”
     “SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee”
     “SPECIAL FACTORS—Position of the Acquiring Parties as to the Fairness of the Merger”
     (c) Approval of Security Holders. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SUMMARY TERM SHEET—Voting and Proxy Procedures”
     “SPECIAL FACTORS—Position of the Special Committee as to the Fairness of the Merger”
     “THE MERGER—Voting Rights; Quorum; Vote Required for Approval”
     (d) Unaffiliated Representative. The information set forth under the caption “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings” in the Proxy Statement is incorporated herein by reference.
     (e) Approval of Directors. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SUMMARY TERM SHEET—Questions About the Fairness of the Merger and Conflicts of Interest”
     “SPECIAL FACTORS—Approval and Recommendation of the Board of Directors”

     (f) Other Offers. The information set forth under the caption “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings” in the Proxy Statement is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Negotiations.
     (a) Report, Opinion or Appraisal. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SUMMARY TERM SHEET—Questions About the Fairness of the Merger and Conflicts of Interest”
     “SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee”
     Appendix B “Opinion of Plymouth Partners”
     (b) Preparer and Summary of the Report, Opinion or Appraisal The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SUMMARY TERM SHEET—Questions About the Fairness of the Merger and Conflicts of Interest”
     “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings”
     “SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee”
     Appendix B “Opinion of Plymouth Partners”
     (c) Availability of Documents. The information set forth under the caption “SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee” in the Proxy Statement is incorporated herein by reference.
Item 10. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SUMMARY TERM SHEET—The Merger”
     “THE MERGER—Merger Financing”
     (b) Conditions. The information set forth under the caption “THE MERGER—Merger Financing” in the Proxy Statement is incorporated herein by reference.
     (c) Expenses. The information set forth under the caption “THE MERGER—Estimated Fees and Expenses of the Merger” in the Proxy Statement is incorporated herein by reference.
     (d) Borrowed Funds. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SUMMARY TERM SHEET—The Merger”
     “THE MERGER—Merger Financing”
Item 11. Interest in Securities of the Subject Company.

     (a) Securities Ownership. The information set forth under the captions “INFORMATION ABOUT THE COMPANY—Security Ownership of Management and Certain Beneficial Owners” in the Proxy Statement is incorporated herein by reference.
     (b) Securities Transactions. The information set forth under the caption “OTHER MATTERS—Prior Stock Purchases and Other Transactions” in the Proxy Statement is incorporated herein by reference.
Item 12. The Solicitation or Recommendation.
     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the caption “THE MERGER—Intent to Vote” in the Proxy Statement is incorporated herein by reference.
     (e) Recommendations of Others. The information set forth under the caption “THE MERGER—Intent to Vote” in the Proxy Statement is incorporated herein by reference.
Item 13. Financial Statements.
     (c) Summary Information. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “INFORMATION ABOUT THE COMPANY—Selected Consolidated Financial Data”
     “INFORMATION ABOUT THE COMPANY—Book Value Per Share”
     “OTHER MATTERS—Information Incorporated by Reference”
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. The information set forth under the following captions in the Proxy Statement is incorporated herein by reference:
     “SUMMARY TERM SHEET—Voting and Proxy Procedures”
     “THE MERGER—Proxy Solicitation”
     “THE MERGER—Estimated Fees and Expenses of the Merger”
     (b) Employees and Corporate Assets. The information set forth under the caption “THE MERGER—Proxy Solicitation” in the Proxy Statement is incorporated herein by reference.
Item 15. Additional Information.
     (a) Other Material Information. The information contained in the Proxy Statement is incorporated herein by reference.

Item 16. Exhibits.
     (a)(1) Preliminary copy of Letter to Stockholders from Mark L. Bibi, the Secretary and General Counsel of the Company, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by the Company on October 22, 2009.
     (a)(2) Preliminary copy of Notice of Special Meeting of Stockholders, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by the Company on October 22, 2009.
     (a)(3) Preliminary Proxy Statement of Life Sciences Research, Inc., incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by the Company on October 22, 2009.
     (a)(4) Letter, dated March 3, 2009, from Andrew H. Baker to the Board of Directors of the Company, incorporated herein by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on March 4, 2009.
     (b)(1) Debt Financing Commitment Letter, dated July 8, 2009, addressed to Parent from Progress Funding.*
     (b)(2) Debt Financing Commitment Letter, dated July 8, 2009, addressed to Parent from Anchor Sub Funding S.àr.l.*
     (c)(1) Financial analysis materials prepared by Plymouth Partners LLC in connection with its presentation to the Special Committee of the Company’s Board of Directors on July 7, 2009.*,***
     (c)(2) Opinion of Plymouth Partners LLC, dated July 7, 2009, incorporated herein by reference to Appendix B of the preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by the Company on October 22, 2009.
     (c)(3) Financing Agreement, dated March 1, 2006.*,***
     (c)(4) Equity Financing Commitment Letter, dated July 8, 2009, addressed to Parent from LAB Holdings LLC.*
     (d)(1) Agreement and Plan of Merger, dated as of July 8, 2009, among Parent, Merger Sub and the Company, incorporated herein by reference to Appendix A of the preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by the Company on October 22, 2009.
     (d)(2) Limited Guaranty, dated as of July 8, 2009, by LAB Holdings LLC in favor of the Company.*
     (d)(3) Amendment No. 1 to Agreement and Plan of Merger, dated as of October 20, 2009, among Parent, Merger Sub and the Company, incorporated herein by reference to Appendix A-1 of the preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by the Company on October 22, 2009.
     (f) Not applicable.
     (g) Not Applicable.

*	Previously filed.
***	Material has been omitted pursuant to a request for confidential treatment and filed separately with the SEC.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 22, 2009

LIFE SCIENCES RESEARCH, INC.
By:	/s/ Mark L. Bibi
	Name:	Mark L. Bibi
	Title:	Secretary and General Counsel

LION HOLDINGS, INC.
By:	/s/ Andrew H. Baker
	Name:	Andrew H. Baker
	Title:	Chief Executive Officer

LION MERGER CORP.
By:	/s/ Andrew H. Baker
	Name:	Andrew H. Baker
	Title:	Chief Executive Officer

LAB HOLDINGS LLC
By:	/s/ Andrew H. Baker
	Name:	Andrew H. Baker
	Title:	Chief Executive Officer

/s/ Andrew H. Baker
Andrew H. Baker

FOCUSED HEALTHCARE PARTNERS, L.L.C.
By:	/s/ Andrew H. Baker
	Name:	Andrew H. Baker
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Preliminary copy of Letter to Stockholders from Mark L. Bibi, the Secretary and General Counsel of Life Sciences Research, Inc., incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by Life Sciences Research, Inc. on October 22, 2009.

(a)(2)	Preliminary copy of Notice of Special Meeting of Stockholders, incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by Life Sciences Research, Inc. on October 22, 2009.

(a)(3)	Preliminary Proxy Statement of Life Sciences Research, Inc., incorporated herein by reference to the preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by Life Sciences Research, Inc. on October 22, 2009.

(a)(4)	Letter, dated March 3, 2009, from Andrew H. Baker to the Board of Directors of Life Sciences Research, Inc., incorporated herein by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Life Sciences Research, Inc. on March 4, 2009.

(b)(1)	Debt Financing Commitment Letter, dated July 8, 2009, addressed to Lion Holdings, Inc. from Progress Funding.*

(b)(2)	Debt Financing Commitment Letter, dated July 8, 2009, addressed to Lion Holdings, Inc. from Anchor Sub Funding S.àr.l.*

(c)(1)	Financial analysis materials prepared by Plymouth Partners LLC in connection with its presentation to the Special Committee of the Board of Directors of Life Sciences Research, Inc. on July 7, 2009.*,***

(c)(2)	Opinion of Plymouth Partners LLC, dated July 7, 2009, incorporated herein by reference to Appendix B of the preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by Life Sciences Research, Inc. on October 22, 2009.

(c)(3)	Financing Agreement, dated March 1, 2006.*,***

(c)(4)	Equity Financing Commitment Letter, dated July 8, 2009, addressed to Parent from LAB Holdings LLC.*

(d)(1)	Agreement and Plan of Merger, dated as of July 8, 2009, among Lion Holdings, Inc., Lion Merger Corp. and Life Sciences Research, Inc., incorporated herein by reference to Appendix A of the preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by Life Sciences Research, Inc. on October 22, 2009.

(d)(2)	Limited Guaranty, dated as of July 8, 2009, by LAB Holdings LLC in favor of Life Sciences Research, Inc.*

(d)(3)	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 20, 2009, among Lion Holdings, Inc., Lion Merger Corp. and Life Sciences Research, Inc., incorporated herein by reference to Appendix A-1 of the preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by Life Sciences Research, Inc. on October 22, 2009.

(f)	Not Applicable.

(g)	Not Applicable.

*	Previously filed.
***	Material has been omitted pursuant to a request for confidential treatment and filed separately with the SEC.